Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Filer: LRR Energy, L.P.

Subject Company: LRR Energy, L.P.

Commission File No.: 001-35344

Form S-4 File No.: 333-204696

LRR Energy, L.P. Announces Prorated Quarterly Cash Distribution

Houston, Texas (September 18, 2015) - LRR Energy, L.P. (NYSE: LRE) (“LRR Energy”) announced today that the Board of Directors of its general partner declared a prorated third quarter 2015 cash distribution for the months of July and August of $0.1250 per outstanding unit, or $0.75 on an annualized basis. The distribution will be paid on October 15, 2015 to all unitholders of record as of the close of business on October 1, 2015.

As previously announced, LRR Energy expects the merger with Vanguard Natural Resources, LLC (“Vanguard”) to close in early October 2015. As a result, LRR Energy declared the prorata quarterly cash distribution for the months of July and August 2015. The payment of the distribution is contingent on the closing of the merger with Vanguard, the repayment of all outstanding indebtedness of LRR Energy, the termination of LRR Energy’s revolving credit facility and the remittance of the distribution funds to the transfer agent no less than one business day after the closing of the merger with Vanguard. After completion of the merger, LRR Energy unitholders will be entitled to distributions on any Vanguard common units received in the merger and held through the applicable distribution date.

About LRR Energy, L.P.

LRR Energy is a Delaware limited partnership formed in April 2011 by affiliates of Lime Rock Resources to operate, acquire, exploit and develop producing oil and natural gas properties in North America. LRR Energy’s properties are located in the Permian Basin region in West Texas and Southeast New Mexico, the Mid-Continent region in Oklahoma and East Texas and the Gulf Coast region in Texas.

Important Information and Where to Find It

In connection with the proposed merger, Vanguard filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that includes a proxy statement of LRR Energy that also constitutes a prospectus of Vanguard.  The Registration Statement on Form S-4 has been declared effective by the SEC and a definitive proxy statement/prospectus has been sent to security holders of LRR Energy seeking their approval with respect to the proposed merger.  Vanguard and LRR Energy also plan to file other documents with the SEC regarding the proposed transaction.  INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Vanguard and LRR Energy with the SEC through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Vanguard will be available free of charge on Vanguard’s internet website at http://www.vnrllc.com or by contacting Vanguard’s Investor Relations Department by email at investorrelations@vnrllc.com or by phone at (832) 327-2234.  Copies of the documents filed with the SEC by LRR Energy will be available free of charge on LRR Energy’s internet website at http://www.lrrenergy.com or by contacting LRR Energy’s Investor Relations Department by email at info@lrrenergy.com or by phone at (713) 345-2145.

Participants in the Solicitation

Vanguard, LRR Energy, and their respective directors, executive officers and other members of their management and employees may be deemed to be “participants” in the solicitation of proxies in connection with the proposed merger. Investors and security holders may obtain information regarding Vanguard’s directors, executive officers and other members of its management and employees in Vanguard’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, Vanguard’s proxy statement for its 2015 annual meeting, which was filed with the SEC on April 20, 2015, and any subsequent statements of changes in beneficial ownership on file with the SEC.  Investors and security holders may obtain information regarding LRR Energy’s directors, executive officers and other members of their management and employees in LRR Energy’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 4, 2015, and any subsequent statements of changes in beneficial ownership on file with the SEC.  These documents can be obtained free of charge from the sources listed above. Additional information regarding the interests of these individuals is also included in the proxy statement/prospectus regarding the proposed transaction.

Forward-Looking Statements

This press release includes “forward-looking statements” — that is, statements related to future events.  Forward-looking statements are based on the current expectations of LRR Energy and include any statement that does not directly relate to a current or historical fact.  In this context, forward-looking statements often address expected future business, operational and financial performance, and often contain words such as “may,” “predict,” “pursue,” “expect,” “estimate,” “project,” “plan,” “believe,” “intend,” “achievable,” “anticipate,” “target,” “continue,” “potential,” “should,” “could” and other similar words.  Forward-looking statements involve certain risks and uncertainties, and ultimately may not prove to be accurate.  These risks and uncertainties include, among other things, the risk that oil, natural gas or NGL prices will remain at current levels for a prolonged period or decline further, the risk and uncertainties involved in producing oil and natural gas, competition in the oil and natural gas industry, governmental regulations and other factors.  Actual results and future events could differ materially from those anticipated or implied in the forward-looking statements due to the factors described under the captions “Risk Factors” in the proxy statement/prospectus and in LRR Energy’s Annual Report on Form 10-K for the year ended December 31, 2014 and LRR Energy’s subsequent filings with the SEC.  All forward-looking statements speak only as of the date of this press release.  LRR Energy does not intend to update or revise any forward-looking statements as a result of new information, future events or otherwise.  All forward-looking statements are qualified in their entirety by this cautionary statement.

This release serves as qualified notice to nominees under Treasury Regulation Sections 1.1446-4(b)(4) and (d). Please note that one hundred percent (100.0%) of LRR Energy’s distributions to foreign investors are attributable to income that is effectively connected with a United States trade or business. Accordingly, all of LRR Energy’s distributions to foreign investors are subject to federal income tax withholding at the highest effective tax rate for individuals or corporations, as applicable. Nominees, and not LRR Energy, are treated as withholding agents responsible for withholding on the distributions received by them on behalf of foreign investors.

INVESTOR CONTACTS:

Angelique Brou

Financial Reporting Manager

(713) 345-2145

abrou@lrrenergy.com

Jaime Casas

Chief Financial Officer

(713) 345-2126

jcasas@lrrenergy.com